FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on August 1st, 2016, regarding its financial results for the Second Quarter 2016.

Santiago, Chile, August 1st, 2016, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of lending and non-lending products and services across all segments of the Chilean financial market, today announced its results for the second quarter 2016.

Our Brands

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Credit Ratings

(LT Foreign Currency)

Moody’s

Standard & Poor’s

2nd Quarter 2016 | Earnings Report

‘One Step at a Time’

HIGHLIGHTS

•                  BCH continued to lead the industry in net income during the 2Q16 by holding a 26% market share.

•                  Amid a troubled environment BCH’s bottom line outreached the average of the last four quarters by 11%.

•                  BCH was recognized as the bank with the highest reputation in Chile by Reputation Institute.

From the Desk of Eduardo Ebensperger

‘Undoubtedly, the 2Q16 was specially challenging in view of the weak local economic environment and uncertainty caused by Brexit globally. However, once again we demonstrated our ability to face and overcome these kinds of hurdles. This was evidenced by a quarterly net income of Ch$151 Bn. representing the highest bottom line in the last four quarters. This has been possible thanks to diverse commercial initiatives intended to improve customer proximity. In order to achieve this goal we have enhanced our value offerings by strengthening credit card loyalty programs with new alliances and benefits while providing ground-breaking mobile apps. As a result, we have enlarged our customer base by attracting new checking account holders and reducing the attrition rate, particularly in personal banking. These actions, along with BI methodologies, have permitted us to improve the risk-based pricing and customer experience.

On the other hand, we have disbursed significant resources in order to make our systems and platforms more secure and stable while focusing on productivity, all of them elements that will be progressively crucial for long-term sustainability. In the next quarters, we will keep on this path by reinforcing our competitive strengths, improving productivity and upgrading internet-based services.

We have demonstrated that we can succeed in a difficult context and we will continue to do so.’

Selected Financial Data (1) (in millions of Ch$, except %)	2Q15	2Q16	YoY Chg.
Income Statement (Millions of Ch$)
Net financial income	338,985	385,072	13.6%
Net Fees and Commissions	73,693	80,347	9.0%
Other operating income	5,981	10,160	69.9%
Total Operating Revenues (2)	418,659	475,579	13.6%
Provisions for loan losses	(59,377)	(92,929)	56.5%
Operating expenses	(172,840)	(205,630)	19.0%
Income Tax	(19,113)	(27,199)	42.3%
Net income (3)	168,383	150,985	(10.3)%
Earnings per Share
Net income per share (Ch$)	1.78	1.57	(11.8)%
Book value per share (Ch$)	27.57	29.03	5.3%
Shares Outstanding (Millions)	94,655	96,129	1.6%
Balance Sheet (Millions of Ch$)
Loans to customers	22,649,367	24,698,316	9.0%
Total assets	29,173,468	31,007,979	6.3%
Demand Deposits	7,212,708	7,859,630	9.0%
Equity	2,609,503	2,791,000	7.0%
Profitability Ratios
Return on average assets (ROAA)	2.38%	1.96%	(42	)bp
Return on average equity (ROAE)	26.19%	21.69%	(450	)bp
Net Financial Margin(4)	5.28%	5.49%	+21	bp
Efficiency ratio	41.28%	43.24%	+196	bp
Credit Quality Ratios
Total Past Due / Total Loans	1.29%	1.29%	+0	bp
Allowances / Total loans	2.39%	2.43%	+4	bp
Allowances / Total Past Due	1.86	x	1.89	x	+0.03	x
Provisions / Avg. Loans	1.07%	1.51%	+44	bp
Capital Adequacy Ratios
BIS Ratio (Regulatory Capital / RWA)	12.84%	13.37%	+53	bp
Tier I Ratio (Capital / RWA)	10.21%	10.52%	+31	bp

(1)         See pages 13 to 15.

(2)         Net interest income, Net fees and commissions, foreign exchange transactions, net financial operating income and other operating income.

(3)         Net Income attributable to Bank’s owners (adjusted by minority interest).

(4)         Net financial income divided by average interest earning assets.

2nd Quarter 2016 | Business Environment:

Chilean Economy

•                  Economic activity continues to expand slowly as a result of the sluggish cyclical stance of main trade partners and stubbornly gloomy perspectives of both domestic households and businesses. Although monthly data as of May reveals a yearly expansion of 1.8%, second quarter GDP likely increased by 1.4% YoY according to the Central Bank’s expectations survey. Activity, therefore, is still growing below its potential trend—a figure officially estimated at 3%, according to the last monetary policy report.

•                  Albeit Brexit induced sweeping adjustments of asset prices across the globe, by and large Chilean financial markets ended up hardly affected. As of June 30, in fact, the end-of-period quarterly variation of sovereign CDS spreads, stocks, and treasury yields was practically zero, while the CLP even gained 1% against the dollar. Even though both expected growth of main trade partners and copper price stabilized in the second quarter, USD-denominated exports are still declining with respect to last year. The trade balance, nonetheless, accumulated a surplus of US$1.3 Bn. in the 2Q16 and US$3.4 Bn. in the 1H16.

•                  On the domestic front, consumer confidence totalled 25 months dwelling on pessimistic ground, and investment takes stock of lower dynamism of copper market. Economy-wide business confidence, however, remains subdued and the Central Bank expects investment to shrink by 2.4% this year.

•                  The vantage point of industries reveals that Chilean sectors are growing at different rates. In the quarter ending May, while manufacturing output increased 1.3% YoY and energy generation grew 2.5% YoY, mining output dwindled by 2.4% YoY and construction projects in the housing sector continue to recede steeply. The service sector, though, keeps up driving local growth.

•                  The labour market continues to reflect the cyclical position of the economy. The nation-wide unemployment rate stood at 6.8% in May, which is 50 bp above last year average. The 1.3% employment growth in the quarter ended in May was mainly driven by self-employed workers in the housing and retail sectors. New salaried jobs, in turn, are stalling. Nominal wages grew 5.3% YoY in May, but just 1% in real terms.

•                  Fiscal deficit is expected to increase from 2.2% of GDP last year to 3.2% in 2016, according to official estimates. Such increment occurs even when fiscal spending growth was cut in approximately USD$500 million compared to last year, reflecting the negative effect of lower copper prices on government revenue.

•                  Inflation kept moderating in the second quarter, as reflected by headline inflation of 4.2% YoY and core CPIX1 inflation coming back to target range after a 3.9% YoY. Regarding monetary policy, the Central Bank continues to invoke the need of further rate hikes in the medium to long term, although recently the market—according to prices implied in financial instruments—even subscribes the possibility of a 25 bps rate cut in 2017.

KEY ECONOMIC INDICATORS

GDP

(YoY)

Inflation and Monetary Policy Rate

(12m % change and %)

2nd Quarter 2016 | Business Environment:

Local Banking Industry (1)(2)

•                  Aligned with a less dynamic economy, industry’s loan book grew by 4.9% YoY in real terms as of Jun16. This reflects a deceleration as compared to figures seen by the end of 2015, when loan growth was sharply influenced by both Ch$ depreciation and the dynamism in the housing market.

•                  As of Jun16, mortgage loans continued to lead the expansion of the industry’s loan book by growing 8.6% (real) YoY. Nonetheless, this figure was below the 10.7% YoY (real) growth posted as of Jun15 and even beneath the 1Q16. In this regard, it is worth noting that preceding quarters included the effect of higher demand for housing prior to the implementation of VAT on construction. This factor boosted house prices while fostering growth in loans. However, this effect is currently easing since real estate projects will comprise VAT from 2016 onwards. Also, as unveiled by the Central Bank’s quarterly credit survey, banks have tightened their credit granting procedures in light of the economic environment, while demand has smoothed.

•                  Unlike the trend displayed by mortgage loans, consumer loans increased 5.2% YoY (real) as of Jun16, which outreached the figure posted a year earlier (3.6%). Nevertheless, consumer loan growth still remains well below the figures recorded in previous years.

•                  On the other hand, commercial loans increased by 3.2% YoY as of Jun16. Appreciation of the Ch$ in the 1H16 partially explained this moderate growth. However, deteriorated business sentiment and lack of investment are also the fundamentals for this behavior.

•                  As for results, the industry reported a net income of Ch$1,050.7 Bn. as of Jun16, posting a 7.1% decrease with respect to the Ch$1,130.7 Bn. achieved as of Jun15. This reduction was mainly explained by operating expenses going up by 6.1% YoY. It is worth mentioning that the industry’s cost base decreased by approximately Ch$124 Bn. since Apr16, as Corpbanca merged into Itaú-Corpbanca. By including this data, operating expenses would have increased by 12.6%.

•                  In addition, loan loss provisions posted a slight expansion of 2.6% YoY, equivalent to Ch$18.2 Bn. Nevertheless, this variance involves diverse forces. In fact, recurrent loan loss provisions increased by nearly Ch$91.3 Bn. YoY, due to both loan growth and the effect of regulatory changes associated with the treatment of impaired loans, factoring loans and mortgage loans provisioning. In order to deal with these regulatory changes, the industry released approximately Ch$40.3 Bn. as of Jun16. Also, the reduction of conversion factors for contingent loans resulted in an estimated release of roughly Ch$37.0 Bn.

•                  On the other hand, operating revenues rose Ch$39.2 Bn. YoY or 1.6%, which partly offset the factors mentioned above. Loan growth, higher YtD inflation (UF) and greater fee-based income explained this increase.

INDUSTRY’S KEY FIGURES

Loan Growth

(12m % change, in real terms)

Net Income & ROAE

(In billions of Ch$ and %, as of each date)

(1)         Figures exclude operations of subsidiaries abroad. Also, when necessary, non-recurring effects associated with the consolidation and inclusion of loans coming from other industries (such as the retail industry) are isolated.

(2)         Commercial and consumer loans annual growth adjusted by reclassification effects starting January16.

2nd Quarter 2016 | Earnings Report:

Net Income

In the 2Q16, we reached a net income of Ch$151.0 Bn. representing a 10.3% decrease as compared to the 2Q15 that, by the way, was a record quarter. In fact, it is important to note that the 2Q16 result outreached each of the last three quarters by 11.4% on average. Given the YoY decrease in earnings and a bolstered capital base, our ROAE was 21.7%, lower than the 26.2% recorded a year earlier. The reduction in net income was produced by a combination of factors, such as:

•                  A YoY increase in operating expenses, associated with diverse line items including non-recurrent effects.

•                  Higher loan loss provisions, mostly explained by additional allowances that we established in this quarter.

•                  Lower inflation effect on the contribution of our UF net asset exposure, given by lower UF variation in the 2Q16 as compared to the 2Q15.

•                  A YoY increase in income tax as a consequence of a higher corporate tax rate.

These factors were partly offset by the following positive effects:

•                  Higher revenues associated with greater sales of AFS instruments.

•                  An increase in income from loans, based on average balances that continued to grow, but at a slower pace.

•                  Fees and commissions income going up, as a result of higher fee income in retail banking, particularly associated with insurance brokerage and transactional services.

•                  A higher contribution of our demand deposits, as a consequence of growth in DDA balances and, to a lesser extent, higher marginal standing facility rate.

NET INCOME: EVOLUTION AND YoY BRIDGE

(In billions of Ch$, except for %)

On a YTD basis, our net income slightly decreased 0.6%, from Ch$285.1 Bn. recorded in the previous year to Ch$283.5 Bn. as of Jun16.  This variance was mainly influenced by higher loan loss provisions, particularly due to the establishment of additional allowances this year and-to a lesser extent- by higher operating expenses, as a result of non-recurrent effects. These factors were almost completely offset by operating revenues going up by 10.8% YoY due to higher revenues from AFS, increasing customer income and a positive UF effect.

As of Jun16 we had a market share of 27.0% in net income. This figure permitted us to remain first in the domestic industry while beating the closer competitor by 3.9 percentage points.

2nd Quarter 2016 | Earnings Report:

Operating Revenues

During the 2Q16, our operating revenues totalled Ch$475.6 Bn. which denoted an advance of Ch$56.9 Bn. or 13.6% when compared to the 2Q15. Even though, non-customer income was the main driver for this increase, customer income continued to grow steadily. In summary, the YoY change in our top line was mainly underpinned by:

•                  Higher sales of AFS instruments, equivalent to a YoY rise of approximately Ch$58.5 Bn., as a consequence of the recognition in our P&L of unrealized mark-to-market gains reflected in OCI during previous quarters.

•                  A 10.9% YoY growth in average loans, particularly caused by a 14.8% YoY expansion in retail banking and, to a lesser extent, by a 6.6% YoY rise in wholesale banking. Altogether resulted in additional income of approximately Ch$10.1 Bn.

•                  Fees and commissions income increasing by Ch$6.7 Bn. primarily fostered by higher revenues from transactional services (checking accounts, credit cards and ATM usage) amounting to Ch$4.6 Bn. YoY. This trend was accompanied by higher fees related to mutual funds management (Ch$0.9 Bn. YoY).

•                  A YoY increase of nearly Ch$2.3 Bn. in the contribution of DDAs, fuelled by average balances growing 9.9% YoY and, to a lesser extent, the positive effect of higher nominal interest rates.

However, the previously mentioned effects were partly offset by:

•                  A negative inflation impact on the contribution of our net UF net asset exposure, owing to a UF increasing by 0.9% during this quarter, as compared to a 1.5% rise recorded in the 2Q15. This decrease represented lower income of nearly Ch$24.5 Bn.

•                  Lower net interest income by approximately Ch$6.9 Bn. due to the early redemption of two series of corporate bonds that had been initially issued at discount.

•                  A decrease in revenues associated with a USD asset position that hedges our exposure to US$-denominated loan loss allowances by roughly Ch$3.1 Bn. given trends followed by the exchange rate.

OPERATING REVENUES AND NIM

	Quarters		Year End		YoY Chg.
(in millions of Ch$ and %)	2Q15	2Q16	Jun-15	Jun-16	2Q15/2Q16		Jun-15/Jun-16

Net Interest Income	324,021	305,101	587,744	606,272	(5.8)%		3.2%
Net Fees and Commissions	73,693	80,347	145,794	157,757	9.0%		8.2%
Net Financial Operating Income	9,568	61,576	31,573	99,260	543.6%		214.4%
Foreign Exchange Transactions	5,396	18,395	20,899	6,403	240.9%		(69.4)%
Other operating income	5,981	10,160	14,128	16,739	69.9%		18.5%
Total Operating Revenues	418,659	475,579	800,138	886,431	13.6%		10.8%

Net Interest Margin (NIM)	5.05%	4.35%	4.60%	4.35%	(70	)bp	(26	)bp

On a YTD basis, our operating revenues increased by 10.8%, from Ch$800.1 Bn. as of Jun15 to Ch$886.4 Bn. in the first half of 2016. This result was explained by both customer and non-customer income. As for the former, we can mention: (i) greater income from loans by roughly Ch$17.9 Bn. given by average loans expanding by 11.7% YoY, (ii) fee-based income that totalled Ch$157.8 Bn. as of Jun16 and outreached the Ch$145.8 Bn. posted a year earlier.

Regarding non-customer income, in the 1H16 our revenues were mainly steered by: (i) higher sales of AFS instruments from Ch$9.6 Bn. in the 1H15 to Ch$60.8 Bn. in the 1H16, (ii) a positive inflation effect of approximately Ch$4.8 Bn. given higher UF variation in the 1H16 (1.7%) as compared to the 1H15 (1.4%), and (iii) lower charges of Ch$3.1 Bn. related to Credit Value Adjustment for derivatives, due to favourable changes in FX the implementation of a local clearing house since the middle of 2015.

All of these factors were partly offset by a negative FX effect of approximately Ch$15.8 Bn. This was explained by the impact of a Ch$ depreciation of 5.4% in the 1H15 and a Ch$ appreciation of 6.4% in the 1H16 on the asset position in USD that hedges our FX liability exposure (loan loss allowances). In addition, we had to deal with lower net interest income of roughly Ch$6.9 Bn. in relation to the early redemption of corporate bonds.

2nd Quarter 2016 | Earnings Report:

Loan Loss Provisions & Allowances

Our loan loss provisions increased from Ch$59.4 Bn. in the 2Q15 to Ch$92.9 Bn. in 2Q16. This YoY rise was mainly explained by the following factors:

•                  The establishment of additional allowances amounting to Ch$52.1 Bn. in the 2Q16 based on a forward-looking approach intended to deal with a less optimistic outlook for the local economy, volatility in international markets and local unemployment figures that have started to worsen.

•                  Higher loan loss provisions of approximately Ch$6.3 Bn. explained by volume and mix effects. This was the result of growth in average loans, which was focused on the retail banking segment, with average balances increasing by 14.8% YoY.

The above factors were partly counterbalanced by:

•                  Net credit quality improvement of Ch$12.2 Bn. YoY. This figure was principally explained by wholesale segment, which posted a progress of Ch$15.3 Bn. on an annual basis, due to the credit rating upgrade of a particular customer in the 2Q16 (roughly Ch$10 Bn.) and some cases of customers experiencing financial difficulties in the 2Q15. This was partly offset by a tempered deterioration of Ch$3.1 Bn. in the retail segment.

•                  Net positive one-time effect of roughly Ch$9.6 Bn. steered by a local regulatory change that reduced the credit conversion factors for certain contingent loans from 50% to 35%.

•                  Lower FX effect on US$-denominated loan loss allowances by roughly Ch$3.1 Bn. This was the result of a 2.2% depreciation of the Ch$ in the 2Q15 as compared to a 0.7% appreciation in the 2Q16.

With regard to our ratio of loan loss provisions to average loans, during the 2Q16 we posted 44bp. increase, from 1.07% in the 2Q15 to 1.51% this quarter. However when isolating non-recurrent effects of countercyclical allowances and regulatory changes, this ratio dwindles to 0.83%.

LOAN LOSS PROVISIONS & ALLOWANCES

Quarters	Year End	% Change
(in millions of Ch$ and %)	2Q15	2Q16	Jun-15	Jun-16	2Q15/2Q16	Jun-15/Jun-16
Loan Loss Allowances
Initial Allowances	(538,994)	(602,547)	(528,615)	(601,766)	11.8%	13.8%
Charge-offs	70,326	65,838	136,345	132,525	(6.4)%	(2.8)%
Sales of Loans	—	57	271	5,285	—	1,850.2%
Provisions established, net	(73,429)	(62,640)	(150,098)	(135,336)	(14.7)%	(9.8)%
Final Allowances	(542,097)	(599,292)	(542,097)	(599,292)	10.6%	10.6%
Provisions Established	(73,429)	(62,640)	(150,098)	(135,336)	(14.7)%	(9.8)%
Prov. Financial Guarantees	525	11,102	(707)	8,586	2,014.7%	—
Additional Provisions	—	(52,075)	0	(52,075)	—	—
Recoveries	13,527	10,684	25,996	21,066	(21.0)%	(19.0)%
Loan Loss Provisions	(59,377)	(92,929)	(124,809)	(157,759)	56.5%	26.4%
Credit Quality Ratios
Allowances / Total loans	2.39%	2.43%	2.39%	2.43%	+4	bp	+4	bp
Allowances / Total Past Due	1.86	x	1.89	x	1.86	x	1.89	x	0.03	x	0.03	x
Provisions / Avg. Loans	1.07%	1.51%	1.14%	1.29%	+44	bp	+15	bp
Charge-offs / Avg. Loans	1.27%	1.07%	1.24%	1.08%	(20	)bp	(16	)bp
Total Past Due / Total Loans	1.29%	1.29%	1.29%	1.29%	+0	bp	+0	bp
Recoveries / Avg. Loans	0.24%	0.17%	0.24%	0.17%	(7	)bp	(7	)bp

On an YTD basis, our loan loss provisions recorded an increase of approximately Ch$33.0 Bn., from Ch$124.8 Bn. as of Jun15 to Ch$157.8 Bn. as of Jun30, 2016. As mentioned earlier, this increase was mainly associated with the establishment of additional allowances by nearly Ch$52.1 Bn. as of Jun16.  Secondly, this result was influenced by both volume and mix effects, totalling roughly Ch$16.0 Bn. generated by loan growth.  On the other hand, there was a positive

FX effect of roughly Ch$15.8 Bn. as of result of the Ch$ depreciation of 5.4% as of Jun15, which was amplified by a Ch$ appreciation of 6.4% as of Jun16. Finally, credit quality had a positive impact on loan loss provisions, based on a better performance of one specific customer of the wholesale segment on a recurrent basis.

2nd Quarter 2016 | Earnings Report:

Operating Expenses

During the 2Q16 our operating expenses posted a 19.0% YoY increase, from Ch$172.8 Bn. in 2Q15 to Ch$205.6 Bn. in the current quarter. This increment was mainly explained by:

•                  Personnel expenses increasing 11.9% or Ch$10.8 Bn. YoY mainly owing to: (i) higher bonuses by Ch$4.1 Bn., which was principally explained by a non—recurrent effect of roughly Ch$2.7 Bn. related to a special bonus granted to the staff of one of our subsidiaries, as a result of the completion of a collective bargaining process in the 2Q16 (resulting in a 4-year agreement), (ii) an annual increment in salaries of Ch$3.3 Bn., explained by the recognition of inflation and a 0.8% YoY expansion in headcount (average), and (iii) higher severance payments by nearly Ch$1.5 Bn. YoY in light of organizational restructuring. When adjusting personnel items by non-recurrent effects (severance and collective bargaining) the recurrent base increases by 7.4% YoY.

•                  A YoY rise of 15.1% in administrative expenses, equivalent to Ch$10.7 Bn. This change was principally fostered by: (i) greater expenses related to IT including maintenance, internal developments, information security devices and software licenses by approximately Ch$6.5 Bn. YoY, (ii) higher marketing and product delivery expenses by roughly Ch$1.3 Bn. YoY., (iii) nearly Ch$1.2 Bn. related to the release of general expenses allowances in the 2Q15, and (iv) an increment of Ch$1.1 Bn. in building-related expenses and utilities.

•                  An annual increase of Ch$10.0 Bn. in other operating expenses largely prompted by: (i) non-credit related contingency provisions amounting to Ch$6.8 Bn. YoY, (ii) the release of general expenses provisions by Ch$1.7 Bn. in the 2Q15, and (iii) higher expenses related to a credit card partnership of Ch$1.7 Bn. YoY.

•                  A 16.1% YoY rise in depreciations and amortizations, totalling Ch$1.3 Bn. This figure was mainly explained by higher expenses related to ATMs due to replacement of devices, in line with a regulatory requirement intended to improve security standards for this service.

OPERATING EXPENSES AND EFFICIENCY

	Quarters		Year End		% Change
(in millions of Ch$ and %)	2Q15	2Q16	Jun-15	Jun-15	2Q15/2Q16		Jun-15/Jun-15

Personnel expenses	(90,509)	(101,322)	(184,066)	(206,620)	11.9%		12.3%
Administrative expenses	(70,996)	(81,738)	(139,385)	(157,958)	15.1%		13.3%
Depreciation and Amort.	(7,306)	(8,590)	(14,692)	(16,566)	17.6%		12.8%
Impairments	(58)	0	(58)	(4)	—		(93.1)%
Other Oper. Expenses	(3,971)	(13,980)	(13,657)	(18,592)	252.1%		36.1%
Total Oper. Expenses	(172,840)	(205,630)	(351,858)	(399,740)	19.0%		13.6%

Additional Information

Op. Exp. / Op. Rev.	41.28%	43.24%	43.97%	45.10%	+196	bp	+113	bp
Op. Exp. / Avg. Assets	2.44%	2.66%	2.50%	2.59%	+22	bp	+9	bp
Headcount (#)	14,864	14,914	14,864	14,914	+50		+50
Branches (#)	421	418	421	418	(3)		(3)

On an YTD basis, our cost base amounted to Ch$399.7 Bn. (13.6% YoY). This was explained by some drivers mentioned above. First of all, personnel expenses grew by Ch$22.6 Bn. based on: (i) a YoY growth of Ch$6.9 Bn. in salaries, influenced by both inflation effect recognized during the 2H15 and 1H16 (4.1%) and a slight expansion of 1.5% in average headcount, (ii) an increment of Ch$3.7 Bn. in variable compensation and other benefits, (iii) the effect of the bonus granted to the staff due to the completion of a subsidiary´s bargaining process by Ch$2.7 Bn., (iv) higher provisions related to performance bonuses by Ch$2.7 Bn., and (v) greater severance payments of Ch$2.4 Bn. YoY. On the other hand administrative expenses increased by Ch$18.6 Bn. YoY (13.3%), fostered by: (i) further IT-related expenses (including

ATMs) by Ch$6.2 Bn., (ii) marketing and product delivery expenses growing Ch$3.6 Bn., (iii) greater costs linked to buildings and utilities by Ch$1.5 Bn., (iv) rentals and insurance expenses rising by Ch$1.3 Bn., and (v) the release of general expenses provisions in 2015 (Ch$2.2 Bn.). Finally, other operating expenses grew by Ch$4.9 Bn., due to higher contingency provisions.

2nd Quarter 2016 | Earnings Report:

Loan Portfolio

We ended the first half of the year with total loans of Ch$24,698 Bn. This figure is equivalent to a 9.0% YoY increase as compared to the Ch$22,649 Bn. achieved as of Jun15. This amount allowed us to post an 18.0% market share in total loans as of Jun16. Aligned with the Bank’s strategy and market trends, this expansion has been steered by consumer and mortgage loans, which also had an increase in terms of market share by posting 63bp and 17bp YoY advances, respectively.

LOAN PORTFOLIO: EVOLUTION AND QUARTERLY GROWTH

(In Billions of Ch$ and %)

BREAKDOWN AND EVOLUTION

QUARTERLY LOAN GROWTH

During the 2Q16, the retail banking was the leading segment by growing 13.3% YoY and representing 57% of our total loans. This performance was principally explained by:

•                  Middle and upper income segment, which totalled a 15.5% YoY increase in loans, based on a significant expansion in mortgage loans, equivalent to Ch$767.0 Bn. (14.4% YoY). This annual increase continued to reflect the impact of VAT on construction. However, on a QoQ basis, mortgage loans reaffirmed a deceleration by posting a 1.9% expansion in the 2Q16. This denotes both the end of VAT effect on growth and stricter requirements in terms of loan-to-value and financial burden while improving lending spreads.

•                  Within the same segment, consumer loans showed a significant increase as well by posting a 15.6% YoY increment. This has been the consequence of strengthened value offerings that have supported a 19.5% YoY increase in loans related to credit cards and a solid trend in instalment loans (13.8%). Whereas the former has included partnerships with local and foreign airlines, the latter has to do with the use of pre-approved loans for this segment based on historical payment capacity. However, on a QoQ basis, consumer loans recorded a 2.0% rise. When annualizing this figure we can conclude this product is decelerating, in line with findings reported for retail commerce.

•                  Regarding SMEs, loans posted a YoY increment of 9.1%. This has been steered by increasing share of wallet of known customers amid perception of higher risk. To a lesser extent, government-backed loans and pre-approved models have contributed to this growth.

•                  Conversely, the lower income segment had a slight advance of 1.9% YoY. This increase was influenced by both our aim of anticipating the effects of the economic deceleration on the segment’s payment capacity and no chance to reflect higher risks on prices (interest rate caps). For these reasons, in 2014 we decided to halt loan expansion in this segment.

Finally, the wholesale banking segment reached a moderate advance of 3.9% YoY, while recording a slight drop of 0.3% QoQ, which positively compared to the shrink of 2.7% in the 1Q16. The annual expansion was mainly focused on middle market companies, which reached a 9.7% YoY rise. Unlike, corporations contracted by 4.1% in the same period. In both cases, demand has weakened when compared to previous periods as shown by the Central Bank. Amid this context in middle market we have strived to improve customer proximity while focusing on risk-based pricing. These actions have enabled us to partly cope with market trends. However, the effect of lower demand in corporate market has been amplified by aggressive strategies set by competitors.

2nd Quarter 2016 | Earnings Report:

Funding Structure

Amid the turmoil in financial markets produced by Brexit and the potential consequences that this issue could have on worldwide trade and stability, we have continued to manage our funding very proactively. In fact, in view of the volatility in international markets we have been more cautious when analysing off-shore funding choices. Nevertheless, we continued to take advantage of the current interest rate scenario, particularly within the local market.

In this regard, during the 2Q16 we partially restructured our long-term UF-denominated funding by redeeming two series of long-term bonds before maturity amounting to approximately UF4 million each one. In exchange for these liabilities we issued a UF8 million long-term bond at more convenient terms. Since these two series of bonds were initially issued at discount, we had to incur an up-front loss of approximately Ch$6.9 Bn. this year. Nonetheless, in the future we will face a lower cost of funds on the recently issued bond by roughly Ch$10.9 Bn.

Also, we have continued to meet short-term financing needs with convenient funding sources, such as commercial papers and FI borrowings. As of Jun16 we maintained an outstanding balance of roughly USD370 million borrowings from FI in commercial papers, which is intended to finance short-term lending.

FUNDING: BREAKDOWN & AVERAGE COST

(In percentage)

Notes:

Cost of funding chart considers banks with market share above 7% in total loans as of Jun16. Also, cost of funding is defined as the annualized sum of interest expenses divided by sum of average balances of demand deposits, Repos, time deposits and saving accounts, borrowings from financial institutions, debt issued and other financial liabilities.

On the other hand, it is worth noting the expansion posted by our DDA balances, especially those related to individuals. As of Jun16 our total DDA balances had grown by 9.0% YoY while DDA balances held by individuals posted an increase of 11.4% YoY. Based on the latter we posted a market share of 28.7% in checking account balances held by individuals as of Jun16, representing a YoY advance of 24bps.

As we have mentioned in previous reports, we believe our market position in DDAs and retail deposits as a whole are crucial competitive strengths that we aim to preserve, especially in light of new liquidity standards. In fact, core or retail deposits have represented one of our most stable sources of funding over the last four years by amounting to approximately 26% on average. We have supplemented this advantage with an active diversification strategy that has led us to replace wholesale deposits with long-term debt. All of these actions have enabled us to maintain a very competitive cost of funds as displayed by the chart above.

2nd Quarter 2016 | Earnings Report:

Capital Adequacy & Other Topics

As of Jun16, our equity reached Ch$2,791.0 Bn., representing a 7.0% annual increase from the Ch$2,609.5 Bn. posted in Jun15. The YoY variance was based on:

•                  Capitalization of approximately Ch$96.9 Bn. from our net distributable earnings for the FY2015. This retention increased the amount of paid-in capital, from Ch$2,041.2 Bn. in Jun15 to Ch$2,138.0 Bn. in Jun16.

•                  Retention of nearly Ch$95.5 Bn. associated with the recognition of the effect of inflation on our shareholders’ equity.

•                  Higher net income (net of provisions for minimum dividends) by nearly Ch$31.1 Bn. YoY. This amount was explained by: (i) a YoY decrease of nearly Ch$1.6 Bn. in net income for the period and (ii) a decrease of roughly Ch$32.6 Bn. in provisions for minimum dividends. The lower provisions for minimum dividends are primarily related to a decrease in the percentage of net distributable earnings provisioned for distribution from 70% to 60%.

In addition, there was a decrease of approximately Ch$44.6 Bn. in other equity accounts. This reduction was mainly related to the sale of AFS securities that implied the recognition of unrealized mark-to-market gains in P&L, accumulated during previous quarters.

During the quarter, the Superintendency decided to reduce the conversion factors for some types of contingent loans from 50% to 35%. Accordingly, the exposure to those assets and the use of capital of such loans also decreased while improving our BIS ratio by nearly 30bp.

Given the moderate expansion experienced by our balance sheet, the change in our dividend policy and the regulatory change mentioned above, our capital adequacy ratio (BIS) posted a 53bp YoY improvement by recording 13.4% in Jun16. This ratio continued to dwell well above the regulatory threshold of 10% required by the Chilean regulation. On the other hand, the Tier I ratio on Assets was 8.0% in Jun16, which is 31 pb. above the figure posted last year and 5.0 percentage points over the regulatory limit. Also, our Tier I ratio on RWA increased 31bp. by totalling 10.5% in Jun16.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$ and %)

Equity	Jun-15	Jun-16	YoY Chg.
Capital & Reserves
Capital	2,041.2	2,138.0	4.7%
Reserves	390.6	486.1	24.4%
Other accounts	52.1	10.3	(80.3)%
Earnings
Retained Earnings	16.1	16.1	—
Income for the Period	285.1	283.5	(0.6)%
Provisions for Min. Dividends	(175.6)	(143.0)	(18.6)%
Minority Interest
Minority Interest	—	—	—
Total Equity	2,609.5	2,791.0	7.0%

Notes:

Assets: Total Assets | RWA: Risk-Weighted Assets | Total Capital: Basic Capital + Supplementary Capital (if any).

Basic Capital: paid-in capital, reserves and retained earnings, excluding capital of subsidiaries and foreign branches.

Issuance of Fully Paid-In Shares

On May 13th, 2016 the Superintendency of Banks approved a reform to our bylaws by which our capital and reserves increased from Ch$2,041 Bn. to Ch$2,138 Bn. through the issuance of 1,495,200,997 fully paid-in shares. This capital increase was associated with the retention of approximately Ch$96.9 with charge to our net distributable earnings for the year ended December 31, 2015. As a result of this issuance, Banco de Chile´s outstanding shares increased from 96,129,146,433 to 97,624,347,430 common shares since July 7th, 2016.

2nd Quarter 2016 | Business Segments:

Business Model: Loans | Income before Taxes | Customers

LOANS BREAKDOWN BY SEGMENT

(In Billions of Ch$ and %)

As of June 30, 2015	As of June 30, 2016

INCOME BEFORE INCOME TAX BY SEGMENT

(In Millions of Ch$ and %)

	Quarter		As of		% Change
Business Segment	2Q15	2Q16	Jun-15	Jun-16	2Q16/2Q15	Jun-16/Jun-15
Retail Banking	87,771	107,195	142,111	163,770	22.1%	15.2%
Wholesale Banking	82,719	60,649	135,223	120,137	(26.7)%	(11.2)%
Treasury	7,620	3,710	28,454	31,977	(51.3)%	12.4%
Subsidiaries	9,386	6,630	19,428	14,879	(29.4)%	(23.4)%
Income before income tax	187,496	178,184	325,216	330,763	(5.0)%	1.7%

CUSTOMER BASE BY SEGMENT

(Borrowers + Current Account Holders)

2nd Quarter 2016 | Financial Information:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	2Q15	1Q16	2Q16	2Q16	% Change		Jun-15	Jun-16	Jun-16	% Change
	MCh$	MCh$	MCh$	MUS$	2Q16/2Q15	2Q16/1Q16	MCh$	MCh$	MUS$	Jun-16/Jun-15
Interest revenue and expense
Interest revenue	508,343	469,729	498,709	751.9	(1.9)%	6.2%	873,961	968,438	1,460.2	10.8%
Interest expense	(184,322)	(168,558)	(193,608)	(291.9)	5.0%	14.9%	(286,217)	(362,166)	(546.1)	26.5%
Net interest income	324,021	301,171	305,101	460.0	(5.8)%	1.3%	587,744	606,272	914.1	3.2%
Fees and commissions
Income from fees and commissions	103,246	107,636	108,967	164.3	5.5%	1.2%	205,618	216,603	326.6	5.3%
Expenses from fees and commissions	(29,553)	(30,226)	(28,620)	(43.2)	(3.2)%	(5.3)%	(59,824)	(58,846)	(88.7)	(1.6)%
Net fees and commissions income	73,693	77,410	80,347	121.1	9.0%	3.8%	145,794	157,757	237.9	8.2%
Net Financial Operating Income	9,568	37,684	61,576	92.8	543.6%	63.4%	31,573	99,260	149.7	214.4%
Foreign exchange transactions, net	5,396	(11,992)	18,395	27.7	240.9%	—	20,899	6,403	9.7	(69.4)%
Other operating income	5,981	6,579	10,160	15.3	69.9%	54.4%	14,128	16,739	25.2	18.5%
Total Operating Revenues	418,659	410,852	475,579	717.1	13.6%	15.8%	800,138	886,431	1,336.5	10.8%
Provisions for loan losses	(59,377)	(64,830)	(92,929)	(140.1)	56.5%	43.3%	(124,809)	(157,759)	(237.9)	26.4%
Operating revenues, net of provisions for loan losses	359,282	346,022	382,650	576.9	6.5%	10.6%	675,329	728,672	1,098.7	7.9%
Operating expenses
Personnel expenses	(90,509)	(105,298)	(101,322)	(152.8)	11.9%	(3.8)%	(184,066)	(206,620)	(311.5)	12.3%
Administrative expenses	(70,996)	(76,220)	(81,738)	(123.2)	15.1%	7.2%	(139,385)	(157,958)	(238.2)	13.3%
Depreciation and amortization	(7,306)	(7,976)	(8,590)	(13.0)	17.6%	7.7%	(14,692)	(16,566)	(25.0)	12.8%
Impairments	(58)	(4)	—	—	—	—	(58)	(4)	—	(93.1)%
Other operating expenses	(3,971)	(4,612)	(13,980)	(21.1)	252.1%	203.1%	(13,657)	(18,592)	(28.0)	36.1%
Total operating expenses	(172,840)	(194,110)	(205,630)	(310.0)	19.0%	5.9%	(351,858)	(399,740)	(602.7)	13.6%
Net operating income	186,442	151,912	177,020	266.9	(5.1)%	16.5%	323,471	328,932	495.9	1.7%
Income attributable to affiliates	1,054	667	1,164	1.8	10.4%	74.5%	1,745	1,831	2.8	4.9%
Income before income tax	187,496	152,579	178,184	268.7	(5.0)%	16.8%	325,216	330,763	498.7	1.7%
Income tax	(19,113)	(20,052)	(27,199)	(41.0)	42.3%	35.6%	(40,118)	(47,251)	(71.2)	17.8%
Net Income for the period	168,383	132,527	150,985	227.6	(10.3)%	13.9%	285,098	283,512	427.5	(0.6)%
Non-Controlling interest	1	—	—	—	—	—	1	—	—	—
Net Income attributable to bank’s owners	168,382	132,527	150,985	227.6	(10.3)%	13.9%	285,097	283,512	427.5	(0.6)%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$663.24 per US$1.00 as of June 30, 2016. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

2nd Quarter 2016 | Financial Information:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Jun-15	Mar-16	Jun-16	Jun-16	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Jun-16/Jun-15	Jun-16/Mar-16
Cash and due from banks	1,127,203	936,459	978,313	1,475.1	(13.2)%	4.5%
Transactions in the course of collection	637,500	627,906	626,653	944.8	(1.7)%	(0.2)%
Financial Assets held-for-trading	561,169	1,230,122	1,441,372	2,173.2	156.9%	17.2%
Receivables from repurchase agreements and security borrowings	45,947	37,358	39,116	59.0	(14.9)%	4.7%
Derivate instruments	995,002	1,102,172	1,120,863	1,690.0	12.6%	1.7%
Loans and advances to Banks	1,470,569	1,558,556	1,090,159	1,643.7	(25.9)%	(30.1)%
Loans to customers, net
Commercial loans	13,432,572	14,217,819	14,245,934	21,479.3	6.1%	0.2%
Residential mortgage loans	5,803,641	6,510,653	6,635,892	10,005.3	14.3%	1.9%
Consumer loans	3,413,154	3,770,927	3,816,490	5,754.3	11.8%	1.2%
Loans to customers	22,649,367	24,499,399	24,698,316	37,238.9	9.0%	0.8%
Allowances for loan losses	(542,097)	(602,547)	(599,292)	(903.6)	10.6%	(0.5)%
Total loans to customers, net	22,107,270	23,896,852	24,099,024	36,335.3	9.0%	0.8%
Financial Assets Available-for-Sale	1,304,422	778,194	583,290	879.5	(55.3)%	(25.0)%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	26,425	28,718	29,352	44.3	11.1%	2.2%
Intangible assets	26,824	26,464	27,200	41.0	1.4%	2.8%
Property and Equipment	206,328	214,641	216,239	326.0	4.8%	0.7%
Current tax assets	3,137	4,219	2,072	3.1	(33.9)%	(50.9)%
Deferred tax assets	206,270	257,877	282,130	425.4	36.8%	9.4%
Other assets	455,402	406,288	472,196	712.0	3.7%	16.2%
Total Assets	29,173,468	31,105,826	31,007,979	46,752.3	6.3%	(0.3)%

	Jun-15	Mar-16	Jun-16	Jun-16	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Jun-16/Jun-15	Jun-16/Mar-16
Liabilities
Current accounts and other demand deposits	7,212,708	7,856,852	7,859,630	11,850.4	9.0%	0.0%
Transactions in the course of payment	402,939	421,078	379,423	572.1	(5.8)%	(9.9)%
Payables from repurchase agreements and security lending	239,066	189,331	179,379	270.5	(25.0)%	(5.3)%
Saving accounts and time deposits	9,890,101	10,730,905	10,605,357	15,990.2	7.2%	(1.2)%
Derivate instruments	952,322	1,129,658	1,126,109	1,697.9	18.2%	(0.3)%
Borrowings from financial institutions	1,314,762	1,207,364	1,071,120	1,615.0	(18.5)%	(11.3)%
Debt issued	5,607,828	5,957,559	6,011,248	9,063.5	7.2%	0.9%
Other financial obligations	177,797	175,266	131,838	198.8	(25.8)%	(24.8)%
Current tax liabilities	11,967	22,325	16,617	25.1	38.9%	(25.6)%
Deferred tax liabilities	33,029	34,908	26,420	39.8	(20.0)%	(24.3)%
Provisions	430,682	363,075	496,164	748.1	15.2%	36.7%
Other liabilities	290,764	256,510	313,674	472.9	7.9%	22.3%
Total liabilities	26,563,965	28,344,831	28,216,979	42,544.1	6.2%	(0.5)%
Equity of the Bank’s owners
Capital	2,041,173	2,138,047	2,138,047	3,223.6	4.7%	0.0%
Reserves	390,640	486,083	486,083	732.9	24.4%	0.0%
Other comprehensive income	52,110	54,918	10,272	15.5	(80.3)%	(81.3)%
Retained earnings from previous periods	16,060	16,060	16,060	24.2	—	—
Income for the period	285,097	132,527	283,512	427.5	(0.6)%	113.9%
Provisions for minimum dividends	(175,579)	(66,641)	(142,975)	(215.6)	(18.6)%	114.5%
Non-Controlling Interest	2	1	1	—	(50.0)%	—
Total equity	2,609,503	2,760,995	2,791,000	4,208.1	7.0%	1.1%
Total Liabilities & Equity	29,173,468	31,105,826	31,007,979	46,752.3	6.3%	(0.3)%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$663.24 per US$1.00 as of June 30, 2016. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

2nd Quarter 2016 | Financial Information:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and annualized percentages (%), unless otherwise stated)

	Quarter			Year Ended
Key Performance Ratios	2Q15	1Q16	2Q16	Jun-15	Mar-16	Jun-16
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.78	1.38	1.57	3.01	1.38	2.95
Net income per ADS (Ch$)	1,067.34	827.18	942.39	1,807.17	827.18	1,769.57
Net income per ADS (US$)	1.67	1.24	1.42	2.83	1.24	2.67
Book value per Share (Ch$)	27.57	28.72	29.03	27.57	28.72	29.03
Shares outstanding (Millions)	94,655	96,129	96,129	94,655	96,129	96,129
Profitability Ratios (3)(4)
Net Interest Margin	5.05%	4.34%	4.35%	4.60%	4.34%	4.35%
Net Financial Margin	5.28%	4.71%	5.49%	5.01%	4.71%	5.10%
Fees & Comm. / Avg. Interest Earnings Assets	1.15%	1.12%	1.15%	1.14%	1.12%	1.13%
Operating Revs. / Avg. Interest Earnings Assets	6.52%	5.92%	6.78%	6.27%	5.92%	6.35%
Return on Average Total Assets	2.38%	1.71%	1.96%	2.03%	1.72%	1.83%
Return on Average Equity	26.19%	19.41%	21.69%	22.36%	19.41%	20.56%
Capital Ratios
Equity / Total Assets	8.94%	8.88%	9.00%	8.94%	8.88%	9.00%
Tier I (Basic Capital) / Total Assets	7.67%	7.60%	7.98%	7.67%	7.60%	7.98%
Tier I (Basic Capital) / Risk-Wighted Assets	10.21%	10.18%	10.52%	10.21%	10.18%	10.52%
Total Capital / Risk- Weighted Assets	12.84%	12.75%	13.37%	12.84%	12.75%	13.37%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.29%	1.28%	1.29%	1.29%	1.28%	1.29%
Allowance for Loan Losses / Total Past Due	185.94%	191.67%	188.77%	185.94%	191.67%	188.77%
Impaired Loans / Total Loans to Customers	3.81%	3.40%	3.32%	3.81%	3.40%	3.32%
Loan Loss Allowances / Impaired Loans	62.86%	72.38%	73.07%	62.86%	72.38%	73.07%
Loan Loss Allowances / Total Loans to Customers	2.39%	2.46%	2.43%	2.39%	2.46%	2.43%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.07%	1.06%	1.51%	1.14%	1.06%	1.29%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	41.28%	47.25%	43.24%	43.97%	47.25%	45.10%
Operating Expenses / Average Total Assets (3) (4)	2.44%	2.51%	2.66%	2.50%	2.51%	2.59%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	25,671,747	27,768,363	28,044,296	25,536,429	27,768,363	27,906,330
Avg. Assets (million Ch$)	28,301,829	30,960,462	30,870,455	28,148,339	30,960,462	30,915,459
Avg. Equity (million Ch$)	2,571,680	2,730,693	2,784,941	2,550,599	2,730,693	2,757,817
Avg. Loans to customers (million Ch$)	22,155,636	24,481,482	24,575,413	21,957,453	24,481,482	24,528,448
Avg. Interest Bearing Liabilities (million Ch$)	16,335,400	17,798,405	18,053,568	16,182,116	17,798,405	17,925,987
Risk-Weighted Assets (Million Ch$)	25,560,417	27,127,488	26,523,268	25,560,417	27,127,488	26,523,268
Additional Data
Exchange rate (Ch$/US$)	639.12	667.70	663.24	639.12	667.70	663.24
Employees (#)	14,864	14,883	14,914	14,864	14,883	14,914
Branches (#)	421	418	418	421	418	418

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$663.24 per US$1.00 as of June 30, 2016. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

2nd Quarter 2016 | Financial Information:

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Investor Relations | Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Mr. Daniel Galarce Head of Financial Control Financial Control Area | Banco de Chile Phone Nr. (56-2) 2653.0667 Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1st, 2016

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O.
CEO